UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-09924

Issuer: CITIGROUP GLOBAL MARKETS HOLDINGS INC. Exchange: NEW YORK STOCK EXCHANGE LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Address: 388 Greenwich Street New York NEW YORK 10013 Telephone: (212) 559 1000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Medium-Term Senior Notes, Series N, Callable Fixed Rate Notes Due December 18, 2035

Medium-Term Senior Notes, Series N, Callable Step-Up Coupon Notes Due February 26, 2036

Medium-Term Senior Notes, Series N, Callable Step-Up Coupon Notes Due March 31, 2036

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.12d2-2(a)(1)

☐	17CFR 240.12d2-2(a)(2)

☐	17CFR 240.12d2-2(a)(3)

☐	17CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Citigroup Global Markets Holdings Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 12, 2025	By Rommel Celleri	Authorized Officer
Date	Name	Title

1       Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-l as applicable. See General Instructions.

EC 1654 (03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.